Orange S.A.

78, rue Olivier de Serres

75015 Paris

France

March 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:   Notice of Disclosure Filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Orange SA has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 18, 2021.

Sincerely,

ORANGE SA

/s/ Cédric Testut

Name:   Cédric Testut

Title:    General Counsel